UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. ("Company" or “Telefônica Brasil”), in compliance with and for the purposes of CVM Instruction No. 358/2002 (“ICVM 358”), as amended, hereby informs its shareholders and the market in general that, on this date, it was administratively sanctioned by the General Comptroller's Office (“CGU”), for the delivery of tickets for the games of the 2014 Men's Soccer World Cup to public agents, one of which took place in the context of marketing actions and institutional promotion of the Company held in 2014, but considered by CGU as incompatible with the terms of article 5, item I, of Law 12.846/2013, due to objective legal responsibility.

Considering the elements analyzed by CGU in the administrative process, including, among others, the absence of damage to the public administration, the non-identification of advantages obtained or intended by the Company due to the tickets offered, its degree of cooperation and high degree of maturity of its compliance program, the sanction stablished by CGU stood at the minimum legal level provided for in article 6, item I, of Law 12.846/2013, that is, in an amount equivalent to 0.1% (one tenth percent) of the Company's gross revenue in the year prior to the initiation of the administrative proceeding, which totals R$ 45,747,320.63.

The Company develops and implements initiatives to ensure the continuous improvement of its compliance program, through an organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

São Paulo, October 16, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 16, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director